EXHIBIT 20.1. PRESS RELEASE ISSUED BY THE COMPANY DATED NOVEMBER 22, 2002


FIRST ALLIANCE CORPORATION PRESS RELEASE DATED NOVEMBER 22, 2002


COMPANY CONTACT:
----------------
Jerry Hager
Executive VP and General Counsel
(949) 224-8409


For Immediate Release
---------------------


          FIRST ALLIANCE CORPORATION ANNOUNCES CANCELLATION OF STOCK,
               EFFECTIVE DATE OF LIQUIDATION PLAN AND SETTLEMENT

         IRVINE, CALIF. (NOVEMBER 22, 2002) - FIRST ALLIANCE CORPORATION (OTC:
FACOQ) (the "Company"), along with several of its subsidiaries, announces that on November 19, 2002, the previously announced settlement reached between the Company and various litigants, including a certified class of borrowers, other private plaintiffs, the Federal Trade Commission and six states, and the Amended Debtor's Joint and Consolidated Plan of Reorganization (the "Amended Plan") became effective. Pursuant to the terms of the Amended Plan and the Order of the United States District Court for the Central District confirming the Amended Plan, all outstanding shares of the Company's common stock ("FACO Shares") were cancelled on November 22, 2002.

         As to the Company's shareholders, the settlement provides, in pertinent part, that after the Effective Date of the Amended Plan, a payment will be made to those persons who held FACO Shares on the Effective Date. The payment will be made from a fund to be established pursuant to the settlement. FACO Shareholders will be paid the lesser of $1.50 per share or the shareholder's purchase basis of such shares prior to cancellation, provided that the total amount of such payments to all shareholders does not exceed $3,250,000.00. Any FACO shares traded after February 25, 2002, will be presumed to have a purchase basis not to exceed $.09. If the total amount of such payments exceeds $3.25 million, the payment to each former shareholder of the Company will be reduced on an equal proportionate basis until the total payments do not exceed $3.25 million. Certain shareholders, including Brian and Sarah Chisick, have waived any payment for FACO shares they hold.

         The settlement fund is administered by a contractor of the Federal Trade Commission, and shareholders of record should expect to receive claim forms from the First Alliance Redress Fund.

         Until March 2000, First Alliance Corporation was a sub-prime lender headquartered in Irvine, California, whose business was making mortgage loans primarily to borrowers with impaired credit.

         "Safe Harbor" Statement Regarding Forward - looking Information or
Statements:

         Certain of the matters discussed in this news release are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, which provides a safe harbor for such forward-looking statements. To comply with the terms of the safe harbor, the Company notes that a variety of risks and uncertainties, including, without limitation, regulatory, operating, competitive and market risks, risks related to the Company as a sub-prime lender, negative cash flows and capital needs, results of events relating to the pending Chapter 11 proceedings under the U.S. Bankruptcy Code, and other factors, risks, and uncertainties may cause actual results to differ materially from such forward-looking information. Such factors that could cause results to differ materially from those in the forward-looking statements are detailed from time-to-time in reports filed by the Company or its parent with the U.S. Securities and Exchange Commission, including Forms 8K, 10Q and 10K (a copy of which may also be obtained from the Company at (949) 224-8377).